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EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	For the Years Ended December 31,
	2012		2011		2010		2009		2008
Excluding interest on deposits	22.87	x	1.43	x	(6.10	)x	3.23	x	3.87	x
Including interest on deposits	5.62	x	1.13	x	(0.41	)x	1.49	x	1.62	x
Net income (loss)	$92,305		$(30,330)		$(34,758)		$20,124		$26,473
Income tax (benefit) provision	(4,333)		33,625		(33,790)		10,686		16,282

Income (loss) before income taxes	87,972		3,295		(68,548)		30,810		42,755
Cumulative effect of change in accounting principles	—		—		—		—		(1,876)

Adjusted income (loss) before income taxes	$87,972		$3,295		$(68,548)		$30,810		$40,879
Earnings before income taxes and fixed charges including interest on deposits	$107,015		$29,542		$(22,218)		$93,321		$107,048

Earnings before income taxes and fixed charges excluding interest on deposits	$91,994		$11,001		$(59,314)		$44,631		$55,136

Interest on deposits	$15,021		$18,541		$37,096		$48,690		$51,912
Interest on other borrowings	2,034		4,048		5,608		10,201		14,102
Preferred stock dividends	1,988		3,658		3,626		3,620		155

Total fixed charges and preferred stock dividends, including interest on deposits	$19,043		$26,247		$46,330		$62,511		$66,169

Total fixed charges and preferred stock dividends, excluding interest on deposits	$4,022		$7,706		$9,234		$13,821		$14,257

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  EXHIBIT 12.1
Ratio of Earnings to Fixed Charges (Dollars in Thousands)